AMENDMENT

15026199

PUBL.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

RECEIVED APR 20 2015 WASH., D.C. SEC MAIL PROCESSING SECTION 201

SEC FILE NUMBER
8- 68105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheelhouse Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8235 Forsyth Blvd., Ste 200
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Grunzinger 314-881-1850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 4/22

OATH OR AFFIRMATION

I, Robert Grunzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheelhouse Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

ERIKA E. ZIMMERMAN
My Commission Expires
February 1, 2016
St. Charles County
Commission #12299087

Signature

Secretary
Title

Erika E Zimmerman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wheelhouse Securities Corporation and Subsidiary

Consolidated Statement Of
Financial Condition
With Report of Independent Registered
Public Accounting Firm
and Accompanying Information

December 31, 2014

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Wheelhouse Securities Corporation and Subsidiary

We have audited the accompanying consolidated financial statements of Wheelhouse Securities Corporation and Subsidiary (a Missouri corporation), which comprise the consolidated statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements. Wheelhouse Securities Corporation and Subsidiary's management is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial condition of Wheelhouse Securities Corporation and Subsidiary as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 10 - 11 have been subjected to audit procedures performed in conjunction with the audit of Wheelhouse Securities Corporation and Subsidiary's consolidated financial statement. The supplemental information is the responsibility of Wheelhouse Securities Corporation Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statement as a whole.

Brown Smith Wallace, LLC

Brown Smith Wallace, LLC
St. Louis, Missouri
February 2, 2015

WHEELHOUSE SECURITIES CORPORATION and SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2014

ASSETS	
Cash and cash equivalents	**$197,141**
Deposit with clearing organization	**25,000**
Receivables from clearing organization	**2,422**
Securities owned:	
Marketable, at fair value	**13,568**
Property and equipment, net of accumulated depreciation and amortization of $29,790	**5,612**
Prepaid expenses and other assets	**25,833**
TOTAL ASSETS	**$269,576**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses, and other liabilities	**$30,403**
Accrued salary and commissions	**3,822**
Total Liabilities	**34,225**
Stockholder's Equity	
Common stock: $0.01 par value; authorized 2,500,000 shares; 70,000 shares issued and outstanding	**700**
Additional paid-in capital	**69,300**
Retained earnings	**165,351**
Total Stockholder's Equity	**235,351**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$269,576**

The accompanying notes are an integral part of these consolidated financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

A summary of the Company's organization, operations, and significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Organization

Wheelhouse Securities Corporation, a Missouri S Corporation, commenced operations in July 2009. The Company's wholly-owned subsidiary, Chrysalis Investment Management, LLC, a Missouri limited liability company, commenced operations in April 2008. Wheelhouse Securities Corporation and Subsidiary ("the Company") is a wholly-owned subsidiary of Wheelhouse Securities Holdings, LLC ("the Holding Company").

Nature of Operations

Wheelhouse Securities Corporation ("Wheelhouse") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Wheelhouse primarily operates as an introducing broker-dealer clearing all customer transactions on a fully disclosed basis with Pershing, LLC ("Pershing"). Revenues from Wheelhouse represent approximately 80% of consolidated revenues. Wheelhouse does not hold cash or securities for its customers.

Chrysalis Investment Management, LLC ("Chrysalis"), a wholly-owned subsidiary of Wheelhouse, is a registered investment advisor structured primarily to provide investment and money management advice to high net worth individuals. Revenues from Chrysalis represent approximately 20% of consolidated revenues. Chrysalis does not hold cash or securities for its customers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Wheelhouse Securities Corporation and its wholly-owned subsidiary, Chrysalis Investment Management, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Consolidated Financial Statement Preparation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned

Securities owned consist of stocks, bonds, and other investments. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management (see Note C) and recorded on a trade date basis. The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation is removed from the accounts

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the consolidated statement of financial condition approximates their carrying value (see also Note C).

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Income Taxes

In 2013, the Company submitted Form 8869 qualified Subchapter S Subsidiary Election to the Internal Revenue Service ("IRS") to change the structure from a "C" Corporation to an "S" Corporation. The "S" corporation election status commenced January 1, 2013.

As a result of this election, the Company is not subject to income taxes as the "S" Corporation election passes the taxable income of the Company to its shareholders/partners.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2011 - 2014.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at Pershing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $25,000. This amount is included in deposit with clearing organization in the accompanying consolidated statement of financial condition.

Note C - Fair Value Measurement of Assets and Liabilities

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Fair Value December 31, 2014	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)
Assets:	
Securities:	
Stocks	$ 13,468
State and municipal obligations	100
Total Assets	$ 13,568

Note D - Operating Leases

Future minimum lease payments under the lease agreement for the Company's office space at December 31, 2014, is as follows:

Year ending December 31,	
2015	$67,804
2016	$70,886
2017	$67,804

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $100,000 or

Note E - Net Capital Requirements (Continued)

6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2014, the Company had Net Capital of $184,311 which was $84,311 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to Net Capital was .19 to 1.

The consolidated statement of financial condition includes the assets, liabilities and equity of Chrysalis; however, these amounts are disregarded for the purposes of the periodic FOCUS filings and are therefore not included in the computation of Net Capital as filed with FINRA.

As of December 31, 2014, Chrysalis had assets, liabilities and equity of $18,845, $0 and $18,845, respectively, included in the consolidated statement of financial condition but excluded from the computation of Net Capital per the FOCUS filling. Equity includes a $5,000 component that was eliminated for consolidation purposes on the consolidated statement of financial condition.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing.

Note F - Dividends

In 2014, the Company's Board of Directors declared and paid a dividend of $40,000 in the month of February and $40,000 in the month of December to the shareholders of the Holding Company.

Note G - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $25,000 (see Note B).

Note H - Employee Benefit Plan

The Company has a 401(k) profit-sharing plan for the benefit of its employees. Employees may begin elective deferrals immediately and are eligible for matching contributions after 6 months of service. The Company's matching contribution is 3% of employee's

Note H - Employee Benefit Plan (Continued)

compensation. The Company's profit-sharing contribution to the plan, as determined by the Members of the Holding Company, is discretionary but cannot exceed certain defined limitations.

Note I - Subsequent Events

The Company evaluated all subsequent events through February 2, 2015, the date the consolidated financial statements were available to be issued.

On January 30, 2015 the Holding Company entered into a new Operating Agreement with one of its members and Chrysalis Investment Management, LLC. As a result of the transaction, Chrysalis is no longer a wholly-owned subsidiary of the Company. The Holding Company is now a minority partner in Chrysalis with the aforementioned member representing the majority interest.

Chrysalis will continue to operate within the office space provided by the Holding Company. As a result, the Holding Company has entered into an expense sharing agreement with Chrysalis that provides for payment of expenses by Chrysalis for rent and overhead as defined within this agreement.

Pro-forma revenues for 2015 for the Company are expected to decline approximately 20% as a result of the new Operating Agreement. However, management believes that the expected decrease in expenses associated with the expense sharing agreement will provide for an offset for the decline in revenues.

Supplemental Schedules

Schedule I – Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

As of December 31, 2014

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

Schedule II – Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

As of December 31, 2014

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information for Possession or Control Requirements" under that rule have been provided.

BROWN SMITH WALLACE LLC 6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE℠

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Wheelhouse Securities Corporation
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Wheelhouse Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Wheelhouse Securities Corporation's compliance with the applicable instructions of Form SIPC-7.

Wheelhouse Securities Corporation's management is responsible for Wheelhouse Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the copy of the check paid, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger supporting the adjustments, and Form SIPC-6 noting initial underpayment of the assessment calculated via the Form SIPC-6 that resulted in interest charges, which were recalculated accordingly. No additional differences noted and this does not result in an exception;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports and the general ledger supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

Brown Smith Wallace, LLC
St. Louis, Missouri
February 2, 2015

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)	$ 1,278,635
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	5,589
Total additions	1,284,224
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	252,336
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	151,094
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	57
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		403,487
2d. SIPC Net Operating Revenues		$ 880,737
2e. General Assessment @ .0025		$ 2,201.84

(to page 1, line 2.A.)